**Email/Text Sequence Copy**

**email/text sequence copy?** The email/text copy is used for sales enablement automation to nurture investors.

**Email Sequence**

**Day 1**

Subject: Welcome to Ronald Isley Liquid Gold

Hi [First Name],

Thank you for taking an interest in Ronald Isley Liquid Gold. You're now connected to a premium spirits venture that blends timeless legacy with modern opportunity.

This is a brand built with care, led by Ronald Isley, and designed for a refined market of consumers who seek authenticity in what they drink—and in what they invest in.

I'd like to personally walk you through our vision, the opportunity, and what makes this different from anything else in the premium spirits space.

Let's set a time that works for you: https://calendly.com/ronaldisleyliquidgold/30min

Best,
Dr. Joe White
Investor Relations Ronald Isley Liquid Gold LLC
https://help.wefunder.com/testing-the-waters-legal-disclosure

**Day 2**

**Subject:** Why Brandy? Why Now?

Hi [First Name],

Ronald Isley Liquid Gold has made a strategic choice: we focus on premium brandy, not whiskey. Why? Whiskey is a crowded field.

Brandy is growing—and it connects with a sophisticated audience, who seek something smoother, more refined, and less overplayed.

This focus allows us to stand apart and build a brand with real staying power in an expanding premium market.

I'd like to show you why this choice creates a stronger foundation for growth. Choose your time here: https://calendly.com/ronaldisleyliquidgold/30min

Sincerely,
Dr. Joe White
Investor Relations Ronald Isley Liquid Gold LLC
https://help.wefunder.com/testing-the-waters-legal-disclosure

**Day 4**

**Subject:** The Key Drivers Behind Ronald Isley Liquid Gold

Hi [First Name],

Let me share a snapshot of what makes Ronald Isley Liquid Gold a distinct investment opportunity.

This isn't just another spirits brand—it's a refined, focused venture shaped for long-term value.

Here's what sets us apart:

- Leadership: Ronald Isley & Kandy Isley, .
- Market Focus: Premium brandy and vodka—crafted for both men and women seeking elegance.
- Product Strategy: Small-batch production for controlled growth and quality.
- Audience: Refined consumers who value meaning behind the brand, not just the bottle.
- Positioning: Outside the saturated whiskey market, built for differentiation.

Let's dive deeper—lock in a time that works best: https://calendly.com/ronaldisleyliquidgold/30min

All the best,
Dr. Joe White
Investor Relations Ronald Isley Liquid Gold LLC
https://help.wefunder.com/testing-the-waters-legal-disclosure

**Day 5**

**Subject:** Leadership That Delivers Value

Hi [First Name],

What makes a premium spirits brand stand out? Leadership. At Ronald Isley Liquid Gold, leadership is more than a figurehead.

Ronald Isley, with decades of cultural influence, teams up with Vanessa Braxton, the first Black female master distiller, to create an excellent brand vision and quality product.

This is a hands-on team that understands how to create something lasting and meaningful in a competitive market.

I'm ready to show you how this leadership drives a strategic, investor-focused approach. Let's set your time now: https://calendly.com/ronaldisleyliquidgold/30min

Regards

,
Dr. Joe White
Investor Relations Ronald Isley Liquid Gold LLC
https://help.wefunder.com/testing-the-waters-legal-disclosure

**Day 7**

**Subject:** Premium Spirits, Premium Market

Hi [First Name],

The global premium spirits market is expected to continue its rise, surpassing $235B in value.

Ronald Isley Liquid Gold is uniquely positioned to serve a growing segment of consumers looking for authenticity, elegance, and craftsmanship.

Our brand doesn't chase trends—we serve those who expect more.

This is a market-ready venture with clear focus and high-margin potential.

Let's review how this aligns with your investment interests. Schedule your session here: https://calendly.com/ronaldisleyliquidgold/30min

Best,
Dr. Joe White
Investor Relations Ronald Isley Liquid Gold LLC
https://help.wefunder.com/testing-the-waters-legal-disclosure

**Day 9**

**Subject:** What Investors Appreciate About Ronald Isley Liquid Gold

Hi [First Name],

We've had great conversations with investors like you who see the value in what we're building. Here's what they tell us resonates most:

- Strategic Market Entry: Premium spirits for refined men and women, especially women—often overlooked in branding.
- Controlled Growth: Focused on quality over quantity, creating brand loyalty.
- Cultural Relevance: A brand backed by Ronald Isley's enduring influence.
- Clear Investor Structure: Equity shares with a growth-driven approach.
- Authenticity: A story and product that connects with the right audience.

We can discuss the fine details at your earliest convenience. Secure a time that works:
https://calendly.com/ronaldisleyliquidgold/30min

Sincerely,
Dr. Joe White
Investor Relations Ronald Isley Liquid Gold LLC
https://help.wefunder.com/testing-the-waters-legal-disclosure

**Day 11**

**Subject:** Built for the Refined Consumer

Hi [First Name],

Ronald Isley Liquid Gold serves a premium audience—men and women who expect more than mass-market spirits.

Our brand is personal, elegant, and designed for consumers who appreciate story, craft, and depth in what they drink and support.

I'd like to walk you through how this focus translates into a meaningful investment opportunity.

Time is valuable—this conversation will be worth yours. Book your time here:
https://calendly.com/ronaldisleyliquidgold/30min

All the best,
Dr. Joe White
Investor Relations Ronald Isley Liquid Gold LLC
https://help.wefunder.com/testing-the-waters-legal-disclosure

**Day 13**

**Subject:** You've Seen the Highlights—Let's Move Forward

Hi [First Name],

You've had the chance to explore what Ronald Isley Liquid Gold stands for: premium quality, cultural leadership, and a strategic market approach.

Now is the perfect time to take a more detailed look and decide how you'd like to participate.

I'll take you through next steps and ensure all your questions are answered. Your meeting is ready to schedule here: https://calendly.com/ronaldisleyliquidgold/30min

Best,
Dr. Joe White
Investor Relations Ronald Isley Liquid Gold LLC
https://help.wefunder.com/testing-the-waters-legal-disclosure

**Text Sequence**

**Day 1**

Hi [First Name],

Thanks for exploring Ronald Isley Liquid Gold—a premium spirits brand driven by legacy and strategy.

I'm available to walk you through how this opportunity can align with your goals. Book your preferred time here: https://calendly.com/ronaldisleyliquidgold/30min

Dr. Joe White
Investor Relations Ronald Isley Liquid Gold LLC
https://help.wefunder.com/testing-the-waters-legal-disclosure

**Day 2**

Hi [First Name],

Our focus on brandy sets Ronald Isley Liquid Gold apart from oversaturated whiskey markets, appealing to refined consumers, especially women.

I will explain why this positioning matters—what's the best time for you?
https://calendly.com/ronaldisleyliquidgold/30min

Dr. Joe White
Investor Relations Ronald Isley Liquid Gold LLC
https://help.wefunder.com/testing-the-waters-legal-disclosure

**Day 4**

Hi [First Name], Ronald Isley personally leads this venture, combining cultural influence with a production team that specializes in excellence. .

We can walk through the investor deck together. Reserve a quick time here:
https://calendly.com/ronaldisleyliquidgold/30min

Dr. Joe White
Investor Relations Ronald Isley Liquid Gold LLC
https://help.wefunder.com/testing-the-waters-legal-disclosure

**Day 5**

Hi [First Name],

The premium spirits market is expanding fast, and Ronald Isley Liquid Gold is built to capture its value through small-batch excellence.

Ready for a quick conversation? Pick a time that suits you:
https://calendly.com/ronaldisleyliquidgold/30min

Dr. Joe White
Investor Relations Ronald Isley Liquid Gold LLC
https://help.wefunder.com/testing-the-waters-legal-disclosure

**Day 7**

Hi [First Name],

Want a closer look at how Ronald Isley Liquid Gold fits into today's market trends?

I can provide a brief overview of our investor deck and insights into our growth approach. View my calendar here: https://calendly.com/ronaldisleyliquidgold/30min

Dr. Joe White
Investor Relations Ronald Isley Liquid Gold LLC
https://help.wefunder.com/testing-the-waters-legal-disclosure

**Day 9**

Hi [First Name],

Our brand connects with those who seek more than just premium spirits—it's about story, refinement, and market-ready strategy.

I'm here to discuss how we're turning this into investor value. Let me know your availability: https://calendly.com/ronaldisleyliquidgold/30min

Dr. Joe White
Investor Relations Ronald Isley Liquid Gold LLC
https://help.wefunder.com/testing-the-waters-legal-disclosure

**Day 11**

Hi [First Name],

If you're ready to explore the details behind Ronald Isley Liquid Gold, I'm here to provide answers and share why this opportunity resonates with investors.

Access my schedule to confirm a time: https://calendly.com/ronaldisleyliquidgold/30min

Dr. Joe White
Investor Relations Ronald Isley Liquid Gold LLC
https://help.wefunder.com/testing-the-waters-legal-disclosure

**Day 13**

Hi [First Name],

Now's a great time to finalize your understanding of Ronald Isley Liquid Gold. I look forward to helping you take the next step in evaluating this opportunity.

Secure a time here: https://calendly.com/ronaldisleyliquidgold/30min

Dr. Joe White
Investor Relations Ronald Isley Liquid Gold LLC
https://help.wefunder.com/testing-the-waters-legal-disclosure